N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

June 25, 2021

VIA EDGAR

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd
Registration Statement on Form F-1, as amended (File No. 333-253777)
Request for Acceleration of Effectiveness

Dear Ms. Jaskot:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters hereby join in the request of Pop Culture Group Co., Ltd that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. US Eastern Time on June 29, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter and dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC